Consent of Independent Certified Public Accountants


The Board of Directors
Republic First Bancorp, Inc.:

We consent to the incorporation by reference in the registration statement on Form S-8 (No. 333-60265) of Republic First Bancorp, Inc. (the "Company") of our report dated January 27, 2000, relating to the consolidated balance sheets of Republic First Bancorp, Inc. and subsidiaries as of December 31, 1999 and 1998, and the related consolidated statements of income, changes in shareholders' equity and comprehensive income/(loss), and cash flows for each of the years in the three-year period ended December 31, 1999, which report appears in the December 31, 1999 Form 10-K of Republic First Bancorp, Inc.

Our report  references  that the Company  adopted the  provisions  of  Financial
Accounting Standards Board's Statement of Financial Accounting Standards No. 133, Accounting for Derivative Instruments and Hedging Activities on July 1, 1998.


/s/ KPMG LLP


Philadelphia, Pennsylvania
March 22, 2000